VERIGLIF, INC.

Financial Statements

For the Year Ended
December 31, 2019

VERIGLIF, INC.
TABLE OF CONTENTS
DECEMBER 31, 2019



Certified Public Accountants and Consultants
580 Village Boulevard, Suite 110
West Palm Beach, FL 33409
Phone: (561) 686-1110 Fax: (561) 686-1330
info@dbmscpa.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
Veriglif, Inc.
New York, NY

We have audited the accompanying financial statements of Veriglif, Inc. which comprise the balance sheet as of December 31, 2019, and the related statements of operations, stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Veriglif, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The Schedule of General and Administrative Expenes on page 13 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Divine, Blalock, Martin & Sellari, LLC

West Palm Beach, FL
August 6, 2020

Assets

Current Assets

Cash	$	121,138
Loan receivable		36,085

Total Current Assets	157,223

Fixed Assets

Software development costs in progress	69,506

Total Fixed Assets	69,506

Other Assets

Deferred income tax benefit	133,456

Total Other Assets	133,456

Total Assets	$	360,185

Liabilities and Stockholders' Equity

Current Liabilities

Accounts Payable	$	8,570
Line of Credit		310,346

Total Current Liabilities	318,916

Convertible Notes Payable	394,285
Accrued Interest	2,733

Total Liabilities	715,934

Stockholders' Equity

Common Stock issued, $.00001 par value; 10,000,000 shares authorized, 9,000,000 shares issued and outstanding	90
Retained Deficit	(355,839)

Total Stockholders' Equity	(355,749)

Total Liabilities and Stockholders' Equity	$	360,185

The accompanying notes are an integral part of these financial statements.

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Revenue	$	-
Cost of Revenues		
Subcontractors		300,303
Total cost of revenues		300,303
Gross Loss		(300,303)
Operating Expenses		
General and Administrative		186,259
Total operating expenses		186,259
Loss From Operations		(486,562)
Other Income (Expenses)		
Interest expense		(2,733)
Net Loss Before Income Taxes		(489,295)
Income tax benefit		133,456
Net Loss	$	(355,839)

The accompanying notes are an integral part of these financial statements.

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VERIGLIF, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2019

	Common Stock	Retained Deficit	Total Stockholders' Equity
Balance at beginning of year	$ 90	$ -	$ 90
Net loss	-	(355,839)	(355,839)
Balance at end of year	$ 90	$ (355,839)	$ (355,749)

The accompanying notes are an integral part of these financial statements.

Cash Flows From Operating Activities:

Net loss	$	(355,839)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease (increase) in assets:		
Deferred income tax benefit		(133,456)
Increase (decrease) in liabilities:		
Accounts payable		8,570
Accrued interest		2,733
Net Cash (Used) by Operating Activities		(477,992)

Cash Flows From Investing Activities:

Fixed assets purchase	(69,506)
Net Cash (Used) by Investing Activities	(69,506)

Cash Flows From Financing Activities:

Loan receivable increase	(33,242)
Repayment of shareholder loans	(35,000)
Proceeds from Convertible notes payable	394,285
Proceeds from line of credit	310,346
Net Cash Provided by Investing Activities	636,389

Net Increase in Cash		88,891
Cash at Beginning of Year		32,247
Cash at End of Year	$	121,138

The accompanying notes are an integral part of these financial statements.

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NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activities

Veriglif, Inc. (the "Company") was incorporated in the state of Delaware on October 22, 2018 operating out of New York. The Company is in the business of connecting the world's consumer data ecosystem in real-time which will allow Brands around the world to understand, relate to and communicate with individuals at the right time.

The Company is in its initial start-up phase and is currently in the process of raising capital.

Basis of Accounting

The Company's policy is to prepare its financial statements on the accrual basis of accounting; consequently, revenues are recognized when earned rather than when received, and expenses are recognized when the obligation is incurred rather than when cash is disbursed.

Revenue Recognition

The Company's income is primarily derived from contracts with customers. The Company recognizes revenue when it satisfies a performance obligation by the delivery of data between a willing seller and a willing buyer. General and administrative expenses are charged to expense as incurred.

Concentration of Credit Risk

The Company maintains its cash and cash equivalents balances in financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per depositor. At December 31, 2019, the Company's cash and cash equivalents balances did not exceed insured limits.

Cash Equivalents

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable and Bad Debts

Accounts receivable are stated at their net realizable value. The Company uses the allowance method to account for uncollectible receivables. The allowance for doubtful accounts is based on management's estimate of collectability. Management provides for probable uncollectible amounts through a charge to bad debt expense and a credit to an allowance for doubtful accounts based on its assessment. There was no allowance for doubtful accounts as of December 31, 2019.

Property and Equipment

The Company records property, plant and equipment at historical cost when purchased. The cost of property, plant and equipment is depreciated, using the straight-line method, over their estimated useful lives. When depreciable assets are retired or otherwise disposed, the cost and related accumulated depreciation of such assets are eliminated from the accounts and any gain or loss is recognized in the current period. Expenditures for additions and improvements in excess of $1,000 are capitalized at cost. Expenditures for maintenance and repairs are charged to expense when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating losses and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. The deferred tax liability relates primarily to differences in methods of accounting for long-term contracts for financial reporting and income tax purposes. The deferred tax asset is adjusted for the effects of changes in tax laws and rates on the date of the enactment.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

The Company adopted the provisions of ASC 740-, Income Taxes, on October 21, 2014. FASB ASC 740-10-65 clarifies the accounting and disclosure requirements for uncertainty in tax positions, as defined. It requires a two-step approach to evaluate tax positions and determine if they should be recognized in the financial statements. The two-step approach involves recognizing any tax positions that are "more likely than not" to occur and then measuring those positions to determine if they are recognizable in the financial statements. Management regularly reviews and analyzes all tax positions and has determined that no aggressive tax positions have been taken.

The Company's tax returns are subject to possible examination by the taxing authorities. For federal income tax purposes, the tax returns essentially remain open for possible examination for a period of three years after the respective filing deadlines of those returns.

Recently Adopted Pronouncements

The Financial Accounting Standards Board (FASB) issued new guidance that created Topic 606, *Revenue from Contracts with Customers,* in the Accounting Standards Codification (ASC). Topic 606 supersedes the revenue recognition requirements in FASB ASC 605, *Revenue Recognition*, and requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. The new guidance also added Subtopic 340-40, *Other Assets and Deferred Costs-Contracts with Customers*, to the ASC to require the deferral of incremental costs of obtaining a contract with a customer. Collectively, we refer to the new Topic 606 and Subtopic 340-40 as the "new guidance."

We adopted the requirements of the new guidance as of January 1, 2019, utilizing the full retrospective method of transition. We applied the new guidance using the practical expedient provided in Topic 606 that allows the guidance to be applied only to contracts that were not complete as of January 1, 2019. There was no impact of adopting the new guidance.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements

The FASB has issued the following accounting standards updates that may affect the Organization in future years. Management has not completed its analysis of the effects, if any, of the following updates.

ASU 2018-08, Leases, will be effective for the Company for the year ending December 31, 2020 and must be adopted using the modified retrospective method. ASU 2016-02 generally requires lessees to recognize assets and liabilities arising from leases on the statements of financial position.

Fair Value of Financial Assets and Liabilities

The Company financial instruments consist primarily of cash, accounts receivable, and debt instruments. The carrying values of cash and accounts receivable are considered to be representative of their respective fair values. The carrying values of the Company's debt instruments approximate their fair values as of December 31, 2019, based on current incremental borrowing rates for similar types of borrowing arrangements.

NOTE 2:   ACCOUNTS RECEIVABLE

At December 31, 2019, The Company had a receivable due from Wefunder totaling $36,085 which represents a balance due from issuance of convertible debt.

NOTE 3:   SOFTWARE DEVELOPMENT

The Company has allocated $69,506 to software development in progress. Management estimates that the finished software will have a two-year life. The software cost will be amortized over a period of two years when completed.

NOTE 4:   LINES OF CREDIT

On January 28, 2019, the Company signed two loan agreements with separate shareholders that provide for a $200,000 and $140,000 line of credit facility to be used for working capital, investment and general operating expenses. The credit facilities are non-interest bearing and are due on demand. The outstanding balances as of December 31, 2019 was $188,251 and $122,095.

NOTE 5:   CONVERTIBLE NOTES

During 2019, the Company entered into convertible promissory notes in the principal balance amount of $394,285. The Notes have a mature two years from the date of issue on various dates in 2021, all bearing an interest rate of 2% per annum with the unpaid principal balance, including accrued interest, payable on the maturity date. The Notes are convertible at the option of the investor, in whole or in part, into shares of preferred stock of the Company at a discount of 20%. If a change of control or initial public offering occurs before any conversion elections are made, the Note is convertible at the option of the investor, in whole, into shares of common stock of the Company at a discount of 40%. These funds were used for working capital purposes.

NOTE 6:   COMMON STOCK

On October 22, 2018, the Company authorized 10,000,000 shares. On October 29, 2018, shareholders purchased 9,000,000 shares of the Company's common stock leaving 1,000,000 shares in reserves. As part of the stock purchase agreement, shareholders are subject to a vesting schedule. Shareholders will become 25% vested in their shares on October 29, 2019. Thereafter, the remaining unvested shares will be released monthly over the following 4 years with shareholders being fully vested on October 29, 2023.

NOTE 7:   CERTAIN OPERATING MATTERS

The Company's financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements, the Company has a retained deficit and net operating loss of $355,839 for the current year ended December 31, 2019.

To follow are management's plans and mitigating factors that the Company feels alleviates the substantial doubt of the ability to continue as a going concern:

- The Company has launched the Beta Software and are now in the revenue stage, 550 users are being added per month which equates to approximately $25,000 per month.

- The Company has initiated a second round of crown funding. The first round raised $294,000.

- The Company is currently in negotiations for $100,000 investment with a high net worth individual.

- The Company is reviewing and implementing cost cutting strategies.

NOTE 8:   SUBSEQUENT EVENTS

In December 2019, an outbreak of a novel strain of coronavirus (COVID-19) originated in Wuhan, China and has since spread to other countries, including the U.S. On March 11, 2020, the World Health Organization characterized COVID-19 as a pandemic. The COVID-19 outbreak in the United States has caused business disruption through mandated and voluntary closings of multiple businesses. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of the closings. Therefore, the Company expects this matter to negatively impact its operating results. However, the related financial impact and duration cannot be reasonably estimated at this time.

The Company has evaluated subsequent events occurring after the balance sheet date of December 31, 2019 through the date of August 6, 2020, which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no other subsequent events have occurred, which require disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

VERIGLIF, INC.
SCHEDULE OF GENERAL AND ADAMINTRATIVE EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2019

Accommodation	$	4,008
Advertising and promotions		1,410
Bank and service charges		20
Cloud Services		14,168
Corporation Tax		25
Office Equipment		497
Meals and Entertainment		3,038
Miscellaneous		6,112
Professional Fees		59,818
Reimbursable Expense		1,659
Salaries and wages		85,999
Travel		9,505
	$	186,259

The accompanying notes are an integral part of these financial statements.

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